Exhibit 4.6

July 1998

Mr. Zvi Klier

Dear Zvi,

We are pleased to inform you that further to a meeting of the Board of Directors of Arel Communications and Software Ltd. (the “Company”) held on July 30, 1998, the Board of Directors has decided to grant you options (“Options”) to purchase up to 90,000 ordinary shares (“Shares”) of the Company at an exercise price of U.S. $3.50 per share (the “Exercise Price”).

This grant is subject to the terms and conditions set out below:

1.	Issuance and Vesting of Options

The Options are hereby issued to you as of July 30, 1998, vesting as follows:

1.1	Ordinary vesting. All the Options shall vest, unless accelerated pursuant to Section 1.2 below, upon the termination of seven (7) years from the date hereof.

1.2	Accelerated Vesting. Not withstanding the foregoing, the vesting date of the Options may be accelerated upon the attainment by the Company of certain performance goals, as set forth in this Section 1.2:

(a) If during the seven (7) year period following the date hereof, the Company shall generate a net after-tax income in four (4) consecutive whole calendar quarters (and not including non-recurring extraordinary expenses) which shall aggregate a cumulative net after-tax income of at least $2,000,000, which shall be calculated without consolidating the net after-tax income of Arelnet Ltd., there shall be a one-time acceleration of the Options. For the purposes of this Section 1.2(a), the Company’s audited or unaudited, but reviewed, non-consolidated financial statements shall be determinative in calculating the Company’s net after-tax income in any given period.

2.	Transfer of Options

The Options shall not be transferable other than by will or the applicable laws of descent and distribution. No transfer of the Options by you, whether by will or by the laws of descent and distribution, shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will an/or such other evidence as the Company’s Board of Directors (the “Board”) may deem necessary to establish the validity of the transfer and the acceptance, by the transferee or transferees of the terms and conditions of the Options.

3.	Exercise Price

Each Option may be exercised in consideration of the payment of the Exercise Price indicated above.

4.	Period of Exercise; Vesting

4.1	Except as set forth in Section 4.3 below, the Options will vest only if at the time of vesting you are still employed by the Company, or shall not have received or given notice of termination pursuant to your employment agreement with Arel, provided, however, that the Options will continue to vest if your employment is terminated by the Company without Cause (as defined below). For the purpose of this Section 4.1, termination for Cause shall mean and include: (A) conviction by a court of law of any felony involving moral turpitude or affecting the Company or its subsidiaries; (B) embezzlement of funds of the Company or its subsidiaries; (C) ownership, direct or indirect, of an interest in a person or entity (other than a minority interest in a publicly traded company) in competition with the products or services of the Company or its subsidiaries, including those products or services of the Company or its subsidiaries; (D) any breach of your fiduciary duties or duties of care to the Company (except for conduct taken in good faith) as defined in the Companies Ordinance; (E) any material breach of this Agreement committed by you, and (G) any conduct (other than conduct taken in good faith) materially detrimental to tile Company; provided, however, that the Company may not terminate your employment for Cause unless it has provided you with (1) written notice of the basis for the proposed termination and (2) at least thirty days (30) in which to cure such basis.

4.2	Vested Options may be exercised in whole or in part, at any time for a period of five (5) years from the date of vesting. Any Option not exercised within the aforesaid five (5) year period shall lapse and become void and unexercisable.

4.3	Options which are unvested at thetime of termination of your employment with Arel will become void and unexercisable at the time of such termination, except:

a)	If your employment with Arel is terminated voluntarily by you, vested Options must be exercised by you within one year (1) after your last day of employment.

b)	If your employment is terminated due to your death or disability, vested Options must be exercised by your estate or legal representative, as the case may be, within one (1) year after your last day of employment.

c)	If your employment is terminated by the Company, other than as a result of your death or disability, vested Options held by you must be exercised by you within one (1) year after your last day of employment with the Company.

5.	Exercise of Options Vested

5.1	The Options, or any part thereof, shall be exercisable by your signing and returning to the Company at its principle office a “Notice of Exercise” in such form as may be prescribed by the Company from time to time, together with full payment of the exercise price therefore.

5.2	In order to issue Shares upon the exercise of any of the Options, you hereby agree to sign any and all documents required by law and/or the Company’s Articles of Association.

5.3	After a Notice of Exercise has been delivered to the Company, it may not be rescinded or Revised by you.

5.4	The Company shall not be required to issue or deliver any certificate or certificates for Shares purchased upon any exercise of the Options prior to fulfillment of all the Following conditions:

a)	The completion of any applicable registration or other qualification of such Shares under any state or federal law or under rulings or regulation of the Securities and Exchange Commission or of any other government regulatory body.

b)	The payment to the Company, or the making of arrangements satisfactory to the Board regarding the payment of any taxes of any kind required by law to be withheld with respect to the Options.

6.	Taxes

Any and all taxes, fees and other liabilities (as may apply from time to time) in connection with the grant and/or exercise of the Options and the sale of Shares issued upon the exercise of the Options, will be borne by you and you will be solely liable for all such taxes, fees and other liabilities. You are advised to consult with your tax advisor with respect to the consequences of receiving or exercising the Options.

7.	Adjustments

In the event that the Board shall determine in its sole discretion, that any extraordinary stock dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other similar corporate event affects the Shares such that an adjustment is required in order to preserve the intent of this Agreement, then the Board shall adjust any or all of a) the number and kind of shares subject to outstanding Option, and b) the exercise price with respect to any outstanding Option and/or, if deemed appropriate, make provision for a cash payment to you. (For example, in the event of a stock split in which the number of outstanding Shares is increased, the number of Shares subject to Options and/or the exercise price therefore shall be adjusted to maintain the approximate difference (i.e., “spread”) between the exercise price and the fair market value of the Shares immediately prior to such stock split. The foregoing adjustment shall also be made in the event of a reverse stock split, to preserve the approximate “spread” immediately prior to such reverse stock split).

8.	Rights as a Stockholder

You shall not be, nor have any of the rights of privileges of, a stockholder of the Company in respect of any Shares purchasable upon the exercise of an Option unless and until certificates representing such Shares shall have been issued by the Company to you.

9.	No Right to Continued Employment

Nothing in the Agreement shall confer upon you any right to continue in the employ of the Company or any subsidiary of the Company, or shall interfere with or restrict in any way the rights of the Company or any subsidiary of the Company to discharge you at any time for any reason whatsoever, with or without cause (subject to the applicable provisions of your employment agreement).

10.	Notices

All notices, consents and other communications under this Agreement shall be sent in writing and shall be deemed to have been given when a) delivered by hand, b) mailed by certified or registered mail, return receipt requested or express delivery service, or c) when received by the addressee, if sent by Express mail, Federal Express or other express service, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate as to itself by notice to the other parties).

a)	if to you, at your address listed beneath your signature below.

b)	if to the Company:

3 HaYarden Street Yavne, Israel 70600

11.	Amendment

All amendments and other modifications hereof shall be in writing and signed by the Company and you. The delay or failure on the part of any party hereto to insist, in any one instance or more, upon strict performance of any of the terms or conditions of this Agreement, or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such terms, conditions, rights or privileges but the same shall continue and remain in full force and effect.

12.	Governing Law

The laws of the State of Israel shall govern the interpretation, validity and performance of the terms of this Agreement. Any dispute arising hereunder shall be adjudicated in the Courts of Tel Aviv-Jaffa.

Please indicate your consent to the above terms by signing this letter and returning it to the Company.

Sincerely, Arel Communications and Software Ltd. BY: /S/ IZHAK GROSS ——————————————	Date:___________________

I, the undersigned, confirm that the contents of this letter are acceptable and agreed to by me.

BY: /S/ ZVI KLIER —————————————— ZVI KLIER	Date:___________________